UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

(Amendment No. 2)
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UNITED RETAIL GROUP, INC.
(Name of Subject Company)
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UNITED RETAIL GROUP, INC.
(Names of Person(s) Filing Statement)
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Common Stock, $0.001 par value per share
(including associated Preferred Stock Purchase Right)
(Title of Class of Securities)
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911380103
(CUSIP Number of Class of Securities)
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Raphael Benaroya
Chairman of the Board, President and Chief Executive Officer
United Retail Group, Inc.
365 West Passaic Street
Rochelle Park, New Jersey 07662
(201) 845-0880

(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person(s) Filing Statement)
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With copies to:

Paul T. Schnell, Esq. Richard J. Grossman, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 4 Times Square New York, New York 10036 (212) 735-3000

[ ]   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 2 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) originally filed with the U.S. Securities and Exchange Commission (the “Commission”) by United Retail Group, Inc., a Delaware corporation, on September 25, 2007, as amended by Amendment No. 1 to the Schedule 14D-9 filed with the Commission on September 27, 2007.  Except as otherwise noted, the information set forth in the original Schedule 14D-9 remains unchanged.  Capitalized terms used but not defined herein have the meaning ascribed to them in the Schedule 14D-9.

Item 8. Additional Information

     Item 8 is hereby amended and supplemented by adding the following sentence at the end of the subsection entitled “Regulatory Approvals”:

     On September 28, 2007, the Company was notified that the FTC and the Antitrust Division had granted early termination of the waiting period under the HSR Act in connection with the purchase of shares of Common Stock pursuant to the Offer.  Accordingly, the condition to the Offer relating to the expiration or termination of the applicable HSR Act waiting period has been satisfied.

Item 9.  Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description
(a)(8)	Memorandum to Participants in the Retirement Savings Plan Company Stock Fund, dated September 28, 2007
(a)(9)	Memorandum to Associate Stock Purchase Plan Participants, dated October 1, 2007
(a)(10)	Joint Press Release Issued by United Retail Group, Inc. and Redcats USA, dated October 1, 2007, Announcing the Early Termination of the Hart-Scott-Rodino Act Waiting Period

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                    UNITED RETAIL GROUP, INC.

                    By:   _/s/ George R. Remeta______
                    George R. Remeta
                    Chief Administrative Officer

Dated:  October 1, 2007